Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

October 8, 2024

VIA EDGAR TRANSMISSION

Karen Rossotto

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust III (the “Trust”) Post-Effective Amendment No. 47 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 811-23312; 333-221764

Dear Ms. Rossotto:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on September 17, 2024, with respect to the Registration Statement and the Trust’s proposed new series, the Ned Davis Research 360o Dynamic Allocation ETF and Ned Davis Research 360o Core Equity ETF (each, a “Fund,” and together, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

PROSPECTUS

General

1.	Can you confirm that the Fund is not relying on a manager of managers order?

Response: The Trust so confirms.

Fees and Expenses

2.	Please supplementally provide the Staff with a completed Fee Table pre-effectively.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A.

3.	Confirm in footnote 4 to the Fees and Expenses table that the fee waiver is contractual and will be in effect for at least a year following effectiveness.

Response: The Trust confirms that the footnote has been revised to address each of the foregoing items.

Principal Investment Strategies – Ned Davis Research 360o Dynamic Allocation ETF

4.	The current disclosure in the principal investment strategies is vague, confusing, and uninformed. Please review Item 4(a)(1) of Form N-1A. In accordance with Item 4(a)(1)1, please revise this section to discuss what this Fund will invest in. The prospectus indicates Underlying ETFs may include affiliated ETFs that use the sub-adviser’s models or indices. What specifically are the models or indices? Please disclose in plain English how the Fund will determine its investments. What is the investment process? Please provide this information in a clear and methodical way. For example, the disclosure in Item 9 discusses the four investment pillars and technical metrics the sub-adviser uses to inform its investment decisions. Please disclose how the sub-adviser uses the metrics in the context of the traditional pillars. Please also disclose (i) the data the sub-adviser will use to make investment decision, (ii) how the data is used, (iii) whether it is used in quantitative and/or qualitative fashion, and (iv) where the data comes from. Please provide a draft for the revised disclosure prior to effectiveness.

Response: The Trust confirms that the Principal Investment Strategies disclosures have been re-written. A draft of the revised disclosure has been provided to the Staff separately via email.

5.	Clarify what the phrase “weight of the evidence” means.

Response: The Trust confirms that the meaning of the foregoing phrase has been clarified.

6.	The Staff notes that the “first two pillars macroeconomic and fundamental,” provide a “big picture” of the markets and are slower-moving shaping the Sub-Adviser’s strategic outlook. However, the description of the fundamental pillar indicates that it focuses analyzing individual company’s financial health and performance through financial statements. Please clarity how analyzing individual companies help shape the “big picture.”

Response: The Trust confirms that the Prospectus has been revised accordingly.

7.	Clarify the phrase “current market conditions.” What does the sub-adviser assess the markets for?

Response: The Trust confirms that the Prospectus has been revised accordingly.

8.	With respect to the Underlying ETF charts, disclose how the sub-adviser’s market analysis dictates its market allocation. How is the sub-adviser determining how to allocate across market types? Disclose how the sub-adviser’s market analysis dictates its portfolio allocation with respect to each of these asset types. Please also disclose how these investments are used to achieve the Fund’s objective of long-term capital gains. For example, how are bond ETFs used to achieve this goal?

Response: The Trust confirms that the Prospectus has been revised accordingly.

9.	In light of the reference to U.S. high yield corporate bonds, disclose that these are otherwise known as “junk.”

Response: The Trust respectfully notes that the Fund’s High- Yield Corporate Bonds Risk disclosure already notes that such bonds are “also known as junk bonds. .. .”

10.	Does the Fund anticipate high portfolio turnover? If so, disclose and provide appropriate risk disclosure.

Response: The Trust confirms that it is anticipated that the Fund will have high portfolio turnover. The Trust also confirms that appropriate strategy and risk disclosures have been added to the Prospectus.

Principal Investment Risks

11.	For the Affiliated ETF Risk disclosure, disclose supplementally to the Staff the steps NDR takes to address this conflict.

Response: To address potential conflicts of interest related to investing in affiliated ETFs, NDR takes specific steps to mitigate bias and seeks to ensure the Fund’s primary goal of generating long-term capital appreciation is met. While NDR recommends the ETFs it believes are best suited to achieve the Fund’s objective, it recognizes that there could be a real or perceived bias toward affiliated ETFs, which may generate additional fees. To minimize this risk, NDR limits the total allocation to affiliated ETFs to less than 10% of the Fund’s overall portfolio. Additionally, NDR will disclose this potential or perceived conflict in its next ADV filing, aligned with the Fund’s launch.

Principal Investment Strategies – Ned Davis Research 360o Core Equity ETF

12.	Each of the foregoing comments should be addressed for this Fund as well, to the extent applicable.

Response: The Trust confirms that the Prospectus has been revised accordingly.

13.	Please clarify the following phrase: “NDR gives additional consideration” to stocks with large allocations in the selection universe. Also, disclose the selection universe.

Response: The Trust respectfully notes that the prospectus already explains its meaning using plain English principals. Nonetheless, the Trust will make clearer that the explanatory explanations apply to the phrase in question.

14.	Will the Fund invest in contingent convertible securities? If so, disclose, and supplementally inform the Staff of the expected level of such investments.

Response: The Trust confirms that the Fund does not currently intend to invest in contingent convertible securities as part of its principal investment strategies.

15.	The Staff notes that Fund discloses Growth and Value risk disclosures. Please include references to such factors in the principal investment strategies or delete, as appropriate.

Response: Regarding Value risk disclosures, the Trust respectfully notes that the principal investment strategy already states that “NDR’s 360° Approach aims to identify long-term capital appreciation opportunities through undervalued . . . stocks.” As for Growth risk, the Trust notes that the strategy description includes phrases (such as “NDR’s 360° Approach aims to identify long-term capital appreciation opportunities”) which reflect key growth investing principles. Nevertheless, the Trust will add language explicitly stating that the Fund may employ growth investing.

16.	Provide a sense of the market capitalization of the securities in which the Fund will invest.

Response: The Trust confirms that the Prospectus has been revised accordingly.

Item 9

17.	What does “fundamental” mean for the Ned Davis Research 360[o] Dynamic Allocation ETF, which is just allocating among ETFs?

Response: The Trust confirms that the Prospectus has been revised to include a clear and appropriate explanation regarding the matter mentioned above.

18.	Explain the meaning of the following “It is possible that a conflict of interest among the Fund and the Affiliated ETFs could affect how NDR fulfills its fiduciary duties to the Fund and the Affiliated ETFs.”

Response: The Trust confirms that the Prospectus has been revised to include a clear and appropriate explanation regarding the matter mentioned above.

Management

19.	Identify when the investment sub-adviser was formed. Describe its experience, especially its use of the 360[o] methodology in the context of an ETF.

Response: The Trust confirms that the Prospectus has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

20.	The Staff notes that the Fund’s fundamental restriction concerning concentration includes a note stating that the Fund will look through any “affiliated” investment company for purposes of its concentration policy. The Staff’s policy is not limited to affiliated investment companies. Please delete the term “affiliated.”

Response: The Trust confirms the term “affiliated” has been removed from the previous disclosure. Additionally, to accommodate for the limited information provided by certain types of funds, such as semi-transparent funds and mutual funds, the wording in the disclosure has been updated as follows:

In determining its compliance with the fundamental investment restriction on concentration, the Fund will look through to the underlying holdings of any investment company that publicly publishes its underlying holdings on a daily basis. In addition, if an underlying investment company does not publish its holdings daily but has a policy to concentrate or has otherwise disclosed that it is concentrated in a particular industry or group of related industries, the Fund will consider such investment company as being invested in such industry or group of related industries.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Tidal Investments LLC

Appendix A

Fees and Expense Tables

NED DAVIS RESEARCH 360o DYNAMIC ALLOCATION ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Acquired Fund Fees and Expenses(2)(3)	0.15%
Total Annual Fund Operating Expenses	0.80%
Less: Fee Waiver(4)	0.15%
Total Annual Fund Operating Expenses After Fee Waiver(4)	0.65%

(1)	The Fund’s investment adviser, Tidal Investments LLC (the “Adviser”), will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.
(2)	Based on estimated amounts for the current fiscal year.
(3)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.
(4)	The Adviser has agreed to reduce its unitary management fee to 0.50% of the Fund’s average daily net assets through at least January 31, 2026. This agreement may be terminated only by, or with the consent of, the Board of Trustees (the “Board”) of Tidal Trust III (the “Trust”), on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board. The fee waiver is not subject to recoupment.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The management fee waiver discussed above is reflected only through January 31, 2026. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
66	$235

NED DAVIS RESEARCH 360º CORE EQUITY ETF - FUND SUMMARY

Investment Objective

The Fund’s investment objective is to seek long-term capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.65%

(1)	The Fund’s investment adviser, Tidal Investments LLC (the “Adviser”), will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.
(2)	Based on estimated amounts for the current fiscal year.

 Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$66	$208